EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

First Quarter
June 30, 2007

	Three months ended June 30
	2007	2006

Revenues	$419,312	$325,504

Cost of revenues	255,737	205,147
Selling, general and administrative expenses	116,343	83,090
Depreciation	4,605	3,685
Amortization of intangibles other than brokerage backlog	2,219	1,158
Amortization of brokerage backlog	1,055	2,073
Operating earnings	39,353	30,351
Interest expense, net	3,309	2,736
Other income, net (note 5)	(1,278)	(2,155)
Earnings before income taxes and minority interest	37,322	29,770
Income taxes (note 7)	12,328	10,229
Earnings before minority interest	24,994	19,541
Minority interest share of earnings	6,912	5,408
Net earnings before cumulative effect of change in accounting principle	18,082	14,133
Cumulative effect of change in accounting principle, net of income tax (note 11)	-	(1,353)
Net earnings	$18,082	$12,780

Net earnings (loss) per share (note 10)
Basic
Before cumulative effect of change in accounting principle	$0.61	$0.47
Cumulative effect of change in accounting principle	-	(0.04)
	$0.61	$0.43

Diluted
Before cumulative effect of change in accounting principle	$0.56	$0.43
Cumulative effect of change in accounting principle	-	(0.04)
	$0.56	$0.39

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	June 30, 2007	March 31, 2007

Assets
Current assets
Cash and cash equivalents	$85,668	$99,038
Restricted cash	8,249	16,930
Accounts receivable, net of allowance of $9,680 (March 31, 2007- $8,637)	186,470	163,581
Mortgage loans receivable	3,614	13,716
Income taxes recoverable	4,210	8,796
Inventories	33,724	31,768
Prepaids and other assets	20,399	17,593
Deferred income taxes	10,954	10,935
	353,288	362,357

Other receivables	5,933	7,215
Fixed assets	75,474	66,297
Other assets	32,020	28,952
Deferred income taxes	3,625	5,238
Intangible assets	113,761	95,809
Goodwill	288,276	251,130
	519,089	454,641
	$872,377	$816,998

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$44,044	$35,668
Accrued liabilities	164,822	169,861
Income taxes payable	4,775	5,229
Unearned revenues	26,537	20,632
Long-term debt - current (note 8)	21,564	22,119
Deferred income taxes	3,329	3,318
	265,071	256,827

Long-term debt - non-current (note 8)	220,805	213,030
Other liabilities	12,370	4,876
Deferred income taxes	34,342	29,084
Minority interest	55,956	48,306
	323,473	295,296

Shareholders’ equity
Capital stock	80,660	80,108
Contributed surplus	7,070	6,557
Receivables pursuant to share purchase plan	(1,232)	(1,232)
Retained earnings	186,101	175,346
Cumulative other comprehensive earnings	11,234	4,096
	283,833	264,875
	$872,377	$816,998

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2006	30,055,788	$75,687	$2,163	$(1,635)	$160,392	$1,145	$237,752
SAB 108 adjustment (note 2)	-	-	-	-	(5,377)	-	(5,377)
Comprehensive earnings:
Net earnings	-	-	-	-	12,780	-	12,780
Foreign currency translation adjustments	-	-	-	-	-	1,533	1,533
Unrealized loss on available-for-sale equity securities, net of income taxes of $502	-	-	-	-	-	(2,290)	(2,290)
Comprehensive earnings							12,023
Subordinate Voting Shares:
Stock option expense	-	-	378	-	-	-	378
Stock options exercised	84,000	839	-	-	-	-	839
Purchase for cancellation	(317,200)	(950)	-	-	(6,836)	-	(7,786)
Balance, June 30, 2006	29,822,588	$75,576	$2,541	$(1,635)	$160,959	$388	$237,829

Balance, March 31, 2007	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875
FIN 48 adjustment (note 7)	-	-	-	-	(4,200)	-	(4,200)
Comprehensive earnings:
Net earnings	-	-	-	-	18,082	-	18,082
Foreign currency translation adjustments	-	-	-	-	-	5,105	5,105
Unrealized gain on available-for-sale equity securities, net of income taxes of $446	-	-	-	-	-	2,033	2,033
Comprehensive earnings							25,220
Subordinate Voting Shares:
Stock option expense	-	-	513	-	-	-	513
Stock options exercised	90,550	860	-	-	-	-	860
Issued for purchase of minority interest	3,556	84	-	-	-	-	84
Purchased for cancellation	(121,400)	(392)	-	-	(3,127)	-	(3,519)
Balance, June 30, 2007	29,895,594	$80,660	$7,070	$(1,232)	$186,101	$11,234	$283,833

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States

	Three months ended June 30
	2007	2006

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$18,082	$14,133
Items not affecting cash:
Depreciation and amortization	7,879	6,916
Deferred income taxes	(183)	(2,802)
Minority interest share of earnings	6,912	5,408
Other	828	(858)
Changes in non-cash working capital:
Accounts receivable	(15,874)	(22,671)
Mortgage loans receivable	10,102	(3,203)
Inventories	(1,957)	(3,154)
Prepaids and other assets	(2,665)	2,555
Payables and accruals	2,495	(4,491)
Unearned revenues	5,905	6,601
Net cash provided by (used in) operating activities	31,524	(1,566)

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(50,141)	(34,021)
Purchases of minority shareholders’ interests, net (note 4)	(1,830)	(1,862)
Purchases of fixed assets	(11,229)	(6,463)
Increases in other assets	(2,933)	(874)
Decreases in other receivables	1,282	823
Increase in other liabilities	3,694	-
Proceeds on sale of equity securities	-	1,651
Changes in restricted cash	8,681	-
Net cash used in investing activities	(52,476)	(40,746)

Financing activities
Increase (decrease) in long-term debt, net	6,887	(14,991)
Repurchases of Subordinate Voting Shares, net	(2,659)	(6,947)
Dividends paid to minority shareholders of subsidiaries	(1,791)	(716)
Net cash provided by (used in) financing activities	2,437	(22,654)
Effect of exchange rate changes on cash	5,145	(249)

Decrease in cash and cash equivalents	(13,370)	(65,215)

Cash and cash equivalents, beginning of period	99,038	167,938

Cash and cash equivalents, end of period	$85,668	$102,723

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in North America and various other countries around the world.  The Company’s operations are conducted through four segments: Commercial Real Estate Services, Residential Property Management, Property Improvement Services and Integrated Security Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2007.

These interim financial statements follow the same accounting policies as the most recent annual financial statements, except for FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which was adopted as of April 1, 2007 (see note 7).  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2007 and the results of operations and its cash flows for the three month period ended June 30, 2007.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending March 31, 2008.

The Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the three month period ended March 31, 2007.  Retained earnings as at April 1, 2006 was decreased $8,976 ($5,377 net of income tax) to record the correction of various accruals and prepayments pursuant to the cumulative effect transition method detailed in SAB 108.  The statement of earnings for the three months ended June 30, 2006 was not adjusted as a result of this correction.

3.
ACQUISITIONS - During the three month period, the Company made two acquisitions in Commercial Real Estate Services and two acquisitions in Residential Property Management for aggregate cash consideration of $45,788 which was allocated as follows: intangible assets $20,817; net tangible assets and liabilities $(6,358); minority interest $(1,979) and goodwill $33,308.  The purchase price allocations are preliminary and are expected to be finalized within one year of the respective acquisition dates as assessments of the fair values of intangible assets acquired are completed.  In the prior year period, acquisitions were made for cash consideration of $34,021.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at June 30, 2007, there was contingent consideration outstanding of up to $24,900 ($14,800 as at March 31, 2007).  The contingencies will expire during the period extending to May 2009.  In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%.  The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $4,353 of contingent consideration issued during the three months ended June 30, 2007 (2006 - $nil) which was allocated to goodwill.

The majority of the goodwill recognized during the three months ended June 30, 2007 is expected to be deductible for income tax purposes.

4.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS - During the three months ended June 30, 2007, the Company completed purchases of shares of its subsidiaries for cash consideration of $2,090 and stock consideration of $84 (three months ended June 30, 2006 - cash consideration of $4,337 and note consideration of $258).  The purchase prices for the 2007 transactions were allocated as follows: minority interest $349 and goodwill $1,741.  The purchase price allocations are preliminary and are expected to be finalized by March 31, 2008 as assessments of the fair values of intangible assets acquired are completed.  Also during the three month period ended June 30, 2007, the Company sold shares in a subsidiary for cash proceeds of $260, which was allocated to minority interest (three months ended June 30, 3006 - cash proceeds of $2,475).

5.	OTHER INCOME - Other income is comprised of the following:

	Three months ended June 30
	2007	2006

Earnings from equity method investments	$739	$205
Earnings from available-for-sale securities	539	528
Dilution gain on sale of subsidiary shares	-	2,475
Loss on sale of equity securities	-	(1,053)
	$1,278	$2,155

6.
AVAILABLE-FOR-SALE SECURITIES - Included under the balance sheet caption “other assets” is an available-for-sale investment in Resolve Business Outsourcing Income Fund with a fair value of $19,880 as at June 30, 2007 (March 31, 2007 - $17,419).  The adjusted cost of this investment is $17,419.

7.
INCOME TAXES - On April 1, 2007, the Company adopted FIN 48.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  The cumulative effect of adopting FIN 48 was an increase in tax reserves of $3,800, including $700 of interest accrued, and was accounted for as a reduction to retained earnings as at April 1, 2007 of $4,200 and a reduction in goodwill of $400.  Upon adoption, the liability for income taxes associated with uncertain tax positions was $4,735.  Of that amount, $3,717, if recognized, would affect the Company’s effective tax rate.  Interest and penalties related to reserves for income taxes are recorded in income tax expense.  Neither the liability for income taxes associated with uncertain tax positions or the interest accrued changed significantly as of June 30, 2007.  The number of years with open tax audits varies depending on the tax jurisdictions.  The Company’s significant taxing jurisdictions include the United States of America, Canada and Australia.

The Company does not currently expect any material impact on earnings to result from the resolution of matters related to open taxation years; however, actual settlements may differ from amounts accrued. Currently, it is not reasonably possible to determine whether unrecognized tax benefits will increase or decrease within the next twelve months with respect to settlements of tax audits. The Company has, as part of its FIN 48 analysis, made its current estimates on facts and circumstances known to date and cannot predict subsequent or changed facts and circumstances that may affect its current estimates.

8.
LONG-TERM DEBT - The Company has an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term ending April 1, 2008.  The Revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios.

On June 29, 2007, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.
FINANCIAL INSTRUMENTS - As at June 30, 2007, the Company had contracts to convert fixed-rate mortgage loans to floating rates in its mortgage origination and placement operations.  The notional amount of these contracts at June 30, 2007 was $103,762.  Because the contracts do not qualify as accounting hedges, changes in the fair value of the contracts are recognized in earnings.  As of June 30, 2007, the fair value of these contracts was $0.7 million (resulting in a gain of $0.4 million) (March 31, 2007 - gain of $0.4 million).

As the Company has entered into mortgage funding arrangements with co-lenders, the co-lenders have the right to purchase the Company’s interest in the mortgages at any time after six months and the Company has the right to purchase the co-lenders’ interest in the mortgages at any time at par value.

10.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per share:

	Three months ended June 30
	2007	2006

Net earnings	$18,082	$12,780
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(1,019)	(877)
Net earnings for diluted earnings per share calculation purposes	$17,063	$11,903

The following table reconciles the denominators used to calculate earnings per share:

(in thousands)	Three months ended June 30
	2007	2006

Basic shares	29,835	30,004
Assumed exercise of Company stock options	539	452
Diluted shares	30,374	30,456

11.
STOCK-BASED COMPENSATION - From April 1, 2003 until March 31, 2006, the Company recognized stock option compensation expense in the statements of earnings using the fair value method of accounting for stock-based compensation under SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148.

On April 1, 2006, the Company adopted SFAS 123R using the modified prospective approach.  Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise.  Previously, these options were recorded as liabilities at their intrinsic value.  Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using a Black-Scholes option pricing model, recorded as liabilities.  Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.  The aggregate cumulative effect of change in accounting principle, net of income taxes of nil, was $1,353.

Company stock option plan
The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at June 30, 2007, there were 455,500 options available for future grants (March 31, 2007 - 506,000).

Grants under the Company’s stock option plan are equity classified awards under SFAS 123R.  There were 50,500 stock options granted during the three months ended June 30, 2007 (2006 - nil).  Stock option activity for the three months ended June 30, 2007 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options - Beginning of period	1,445,550	$17.31
Granted	50,500	34.76
Exercised	(90,550)	8.41
Forfeited	-	-
Expired	-	-
Shares issuable under options - End of period	1,405,500	$18.80	3.06	$24,191
Options exercisable - End of period	534,625	$14.34	2.24	$11,593

The amount of compensation expense recorded in the statement of earnings for the three months ended June 30, 2007 was $513 (2006 - $415).  As of June 30, 2007, there was $3,081 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.18 years.  During the three month period ended June 30, 2007, the fair value of options vested was $87 (2006 - $32).

Subsidiary stock option and appreciation plans
The Company has stock option plans at certain of its subsidiaries.  The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 10).

The Company also has stock value appreciation plans at certain of its subsidiaries that provide for cash payments to be made to subsidiary employees based on the long-term appreciation of the stock value of subsidiaries.  The Company’s accounting policy is to record the intrinsic value of these awards as accrued liabilities.  If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value.  The related compensation expense is recorded in the consolidated statement of earnings.  Since these plans are settled in cash, no dilutive effect has been reflected in the Company’s diluted earnings per share.

12.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

13.
SEGMENTED INFORMATION - The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  .  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States.  Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended June 30

2007
Revenues	$196,791	$134,045	$42,810	$45,590	$76	$419,312
Operating earnings	17,744	11,512	10,291	2,651	(2,845)	39,353

2006
Revenues	$137,886	$103,966	$41,661	$41,915	$76	$325,504
Operating earnings	12,564	9,731	10,046	1,420	(3,410)	30,351

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended June 30

2007
Revenues	$259,306	$83,524	38,138	$38,344	$419,312
Total long-lived assets	357,714	70,716	24,976	24,505	477,911

2006
Revenues	$206,019	$77,687	22,842	$18,956	$325,504
Total long-lived assets	247,661	80,995	26,518	14,649	369,823

14.
RECENTLY ISSUED ACCOUNTING STANDARDS - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”).  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The standard is effective for the Company as of April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial position and results of operations.

15.
SUBSEQUENT EVENT - On June 25, 2007, the Company announced a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) that was issued on August 1, 2007 to shareholders of record on July 25, 2007.  One Preferred Share was issued for every five outstanding Subordinate Voting Shares or Multiple Voting Shares.  The stock dividend resulted in the issuance of approximately 5,979,119 Preferred Shares, with an aggregate par value of $149,478.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
August 3, 2007

Consolidated review

Operating results for the three month period ended June 30, 2007, relative to the same period a year ago were up significantly, with higher revenues, operating earnings and net earnings were generated through a combination of internal and acquired growth.

During the three months ended June 30, 2007 we completed five acquisitions.  The most significant acquisitions were in the Residential Property Management segment, where we acquired regional operating platforms in California (The Merit Companies) and Texas (Premier Communities).  In the Commercial Real Estate Services segment, we added two businesses operating in Hawaii and Southeast Europe.  The aggregate consideration for these acquisitions was $45.8 million.

On June 25, 2007, we announced a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) issued on August 1, 2007 to shareholders of record on July 25, 2007.  One Preferred Share was issued for every five outstanding Subordinate Voting Shares or Multiple Voting Shares.  The stock dividend resulted in the issuance of approximately 5,979,119 Preferred Shares, with an aggregate par value of $149.5 million.  The annual dividend obligation, payable quarterly, is approximately $10.5 million.

On July 30, 2007, with regard to our Preferred Share issuance, Dominion Bond Rating Service Limited (“DBRS”) provided the Company with a credit rating of Pfd-3(low) with a Stable trend.  DBRS provides credit ratings on debt and preferred stock issuances.  A credit rating generally provides an indication of the risk that the issuer will not fulfill its full obligations in a timely manner with respect to dividend and principal commitments.  Preferred stock rating categories range from highest credit quality (Pfd-1) to default in payment (D).  A credit rating of Pfd-3(low) or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by DBRS.

On July 31, 2007, we updated our financial outlook for fiscal 2008 to reflect the operating results achieved in the first three months of the fiscal year, as well as the recently announced acquisitions in our Commercial Real Estate Services and Residential Property Management segments.  The updated outlook is for revenues of $1.55 to $1.65 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $141 to $151 million and adjusted diluted earnings per share (see “Reconciliation of non-GAAP measures” below) of $1.30 to $1.42.  The adjustment relates to amortization of short-lived brokerage backlog intangible assets acquired upon recent Commercial Real Estate Services acquisitions, and represents approximately $0.05 per diluted share.  The previous outlook dated June 25, 2007 took into account the impact on diluted earnings per share of the stock dividend of Preferred Shares with the following ranges: revenues of $1.525 to $1.625 billion, EBITDA of $137 to $147 million and adjusted diluted earnings per share of $1.25 to $1.37.

Results of operations - three months ended June 30, 2007

Revenues for our first quarter of fiscal 2008 were $419.3 million, 29% higher than the prior year quarter.  Internal growth was 14%, while acquisitions and changes in foreign exchange rates contributed 14% and 1%, respectively.  Our Commercial Real Estate Services and Residential Property Management segments accounted for most of the acquisition revenue growth.  All four operating segments contributed to internal growth.

First quarter EBITDA was $48.4 million versus $38.3 million reported in the prior year quarter.  Our EBITDA margin was 11.5% of revenues versus 11.8% of revenues in the prior year quarter, while our operating earnings margin was 9.4% versus 9.3% in the prior year quarter.  Operating earnings for the quarter were $39.3 million, up from $30.4 million in the prior year period.  Adjusted for the impact of backlog amortization, operating earnings were $40.4 million and $32.4 million, respectively.  The increase in operating earnings, aside from the effect of backlog amortization, was primarily driven by Commercial Real Estate Services and Residential Property Management.

Net interest expense was $3.3 million versus $2.7 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 7.3%, approximately the same as the prior year’s quarter.  Net indebtedness at the end of the quarter was $24.8 million higher than one year ago primarily as a result of acquisition spending during the past twelve months.

The consolidated income tax rate was approximately 33% of earnings before income taxes and minority interest, down from the 34% rate in the prior year’s quarter.  The current year’s rate was positively affected by strong earnings in lower-tax jurisdictions outside of North America.  For the full fiscal year, we expect our tax rate to approximate 33%.

On April 1, 2007, we adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a recognition threshold and measurement attribute for reporting and disclosing a tax position taken or expected to be taken in a tax return.  As a result, we recorded an increase in tax reserves of $3.1 million to recognize the cumulative effect of a change in accounting principle.  Prior to April 1, 2007, our tax reserve, which is included in other long-term liabilities, amounted to $1.6 million.  In addition, upon adoption of FIN 48, $0.7 million of interest and penalties was accrued relating to our uncertain tax positions.

Net earnings for the quarter were $18.1 million, up 28% versus the prior year quarter.  Adjusting for the impact of backlog amortization, net earnings from continuing operations were $19.1 million, up 18%.  The increase was primarily attributable to acquisitions in the Commercial Real Estate Services and Residential Property Management segments.

We adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the fourth quarter of fiscal 2007.  Retained earnings as at April 1, 2006 was reduced $8,976 ($5,377 net of income tax) to record the correction of various accruals and prepayments pursuant to the cumulative effect transition method detailed in SAB 108.  The statement of earnings for the quarter ended June 30, 2006 was not adjusted as a result of this correction.

Earnings per share (“EPS”) and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a reduction in the number of FirstService shares outstanding.  The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries.  As the fair value of subsidiary shares increases, the dilution increases.  The weighted average number of FirstService shares outstanding declined 0.6% to 29.8 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises.  Diluted FirstService shares outstanding decreased 0.6% to 30.4 million as a result of a reduction in the number of stock options outstanding due to reduced grant activity.

The Commercial Real Estate Services segment generated $196.8 million of revenues and $21.6 million of EBITDA during the first quarter.  Revenue growth was 43%, comprised of internal growth of 20%, acquisitions of 20% and foreign exchange of 3%.  Internal growth was primarily the result of strong brokerage activity in Australia and the Central Europe region.  The acquired revenue growth resulted from acquisitions completed during the quarter as well as during the past twelve months.  The EBITDA margin was 11.0% relative to 11.7% during the year-ago period.

Our Residential Property Management segment reported revenues of $134.0 million for the quarter, up 29% versus the prior year quarter.  Internal growth was 10% and an additional 19% of growth resulted from acquisitions completed during the last twelve months, including Service America in November 2006 and the California and Texas platforms during the first quarter.  Internal growth was generated from property management contract wins primarily in the South Florida and East Coast markets.  Residential Property Management EBITDA was $13.7 million relative to $11.2 million in the prior year quarter and margins were 10.2% versus 10.8%.  The decrease in margin was the result of (i) reductions in landscape maintenance productivity relative to the prior year, in which hurricane cleanup activities boosted productivity and (ii) a reduction in residential real estate resale activity, where we generate high margin ancillary revenues.

Property Improvement revenues were $42.8 million, an increase of 3% over the prior year period.  Internal growth was 2%, while acquisitions accounted for 1%.  Internal revenue growth was led by CertaPro Painters, while acquisition growth was attributable to the Handyman Connection franchise system acquired in July 2006.  EBITDA was $11.5 million, up slightly on $11.1 million in the prior year period, at a margin of 27.0% versus 26.7% last year.

The first quarter revenues of our Integrated Security Services segment were $45.6 million.  Revenue growth was 9% which was attributable to strong performance at a number of systems installation projects in our US operations.  Integrated Security Services EBITDA was $3.1 million versus $2.1 million reported one year ago, and margins improved to 6.8% versus 5.1% one year ago.  The increase in margin was attributable to improved productivity and operating leverage in our US operations.

Corporate expenses for the first quarter totaled $2.8 million, a decrease of $0.6 million versus the prior year period.  The decrease was primarily attributable to reduced Sarbanes-Oxley project consulting expenses and lower performance-based compensation accruals.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2008
Revenues	$419,312
Operating earnings	39,353
Net earnings	18,082
Net earnings per share:
Basic	0.61
Diluted	0.56

FISCAL 2007
Revenues	$325,504	$338,681	$374,757	$320,744
Operating earnings	30,351	24,873	17,504	10,260
Net earnings from continuing operations	12,780	11,973	7,757	2,824
Net loss from discontinued operations	-	-	-	(471)
Net earnings	12,780	11,973	7,757	2,353
Net earnings per share:
Basic	0.43	0.40	0.26	0.08
Diluted	0.39	0.38	0.25	0.06

FISCAL 2006
Revenues		$272,320	$296,651	$247,947
Operating earnings		24,430	12,930	2,963
Net earnings from continuing operations		11,228	5,371	471
Net earnings from discontinued operations		2,564	2,782	35,961
Net earnings		13,792	8,153	36,432
Net earnings per share:
Basic		0.46	0.27	1.21
Diluted		0.44	0.26	1.18

OTHER DATA
EBITDA - Fiscal 2008	$48,358
EBITDA - Fiscal 2007	38,301	$32,871	$27,550	$22,634
EBITDA - Fiscal 2006		29,157	21,075	11,407

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations.  The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 25% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation, amortization and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended June 30
	2007	2006

Net earnings before cumulative effect of change in accounting principle	$18,082	$14,133
Minority interest	6,912	5,408
Income taxes	12,328	10,229
Other income, net	(1,278)	(2,155)
Interest expense, net	3,309	2,736
Operating earnings	39,353	30,351
Depreciation and amortization	7,879	6,916
Stock-based compensation expense	1,126	1,034
EBITDA	$48,358	$38,301

We are presenting adjusted earnings measures to eliminate the impact of amortization of short-lived brokerage backlog intangible assets recognized upon recent Commercial Real Estate Services acquisitions.  The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended June 30
	2007	2006

Operating earnings	$39,353	$30,351
Amortization of brokerage backlog	1,055	2,074
Adjusted operating earnings	$40,408	$32,425

Net earnings before cumulative effect of change in accounting principle	$18,082	$14,133
Amortization of brokerage backlog	1,055	2,074
Deferred income taxes	(331)	(721)
Minority interest	(122)	(206)
Adjusted net earnings	$18,684	$15,280

Diluted net earnings per share before cumulative effect of change in accounting principle	$0.56	$0.43
Amortization of brokerage backlog, net of deferred income taxes	0.02	0.04
Adjusted diluted net earnings per share	$0.58	$0.47

Liquidity and capital resources

Net cash generated by operating activities for the three month period was $31.5 million, versus cash used of $1.6 million in the prior year period.  This significant increase was the result of (i) improved working capital management, particularly accounts receivable; (ii) a reduction in mortgage loans receivable of $10.2 million due to the timing of mortgage sales and (iii) earnings growth.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at June 30, 2007 was $156.7 million, versus $136.1 million at March 31, 2007.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from spending on acquisitions and capital expenditures.  We are in compliance with the covenants within our financing agreements as at June 30, 2007 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $83.2 million of available un-drawn credit as of June 30, 2007.

For the three months ended June 30, 2007, capital expenditures were $11.2 million.  Significant purchases included $6.0 million in leasehold improvements and office furniture to refurbish and expand Commercial Real Estate Services offices.  Based on our current operations, capital expenditures for the fiscal year are expected to be approximately $28 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $24.9 million as at June 30, 2007 ($14.8 million as at March 31, 2007).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to the multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations.  The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $180 million at June 30, 2007 (March 31, 2007 - $154 million), with the increase primarily attributable to acquisitions completed during the quarter.  The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense and increasing interest expense.

The following table summarizes our contractual obligations as at June 30, 2007:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$237,504	$20,010	$52,890	$54,583	$110,021
Capital lease obligations	4,865	1,554	3,311	-	-
Operating leases	145,191	33,136	51,305	38,683	22,067
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$387,560	$54,700	$107,506	$93,266	$132,088

At June 30, 2007, we had commercial commitments totaling $4.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our long-term debt at a weighted average interest rate of 6.5%.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the March 31, 2007 annual audited consolidated financial statements and note 9 to the June 30, 2007 unaudited interim consolidated financial statements.

Transactions with related parties

During the three month period, we paid rent to entities controlled by minority shareholders of subsidiaries of the Company.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $0.3 million (2006 - $0.2 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2007.

Recently issued accounting standards

There are no recently issued accounting standards affecting the Company from those described in our annual report dated March 31, 2007.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

As at June 30, 2007, we had contracts with a notional amount of $103.8 million to convert fixed-rate mortgage loans to floating rates.  These contracts were entered into to mitigate interest rate risk associated with mortgages expected to be sold within three months, including those that we have the right, but not the obligation to purchase from a third party.  The contracts are accounted for on a mark-to-market basis, with gains and losses recorded in the statement of earnings.  As of June 30, 2007, the fair value of these contracts was a gain of $0.7 million (March 31, 2007 - gain of $0.4 million).

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, we have outstanding 28,569,900 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,119 Preferred Shares.  In addition, as at the date hereof, 1,405,500 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan.

Forward-looking statements

This interim report contains certain forward-looking statements.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.